                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             S C H E D U L E   13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                 TRUEVISION, INC. (formerly, RASTEROPS, INC.)
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                   89787107
                                (CUSIP Number)
                              Copy to:
Edward Grinacoff                             Stephen A. Cohen, Esq.
21st Century Communications                  Morrison Cohen Singer &
  Partners, L.P.                               Weinstein, LLP
767 Fifth Avenue, 45th Floor                 750 Lexington Avenue
New York, New York 10153                     New York, New York 10022
Telephone (212) 754-8100                     Telephone (212) 735-8600

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 June 9, 1995
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space __.

Check the following space if a fee is being paid with the statement ____.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                         (Continued on following page(s))

                                      13D

CUSIP No. 89787107

 1  Name Of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person


    21st Century Communications Partners, L.P.


 2  Check the Appropriate Box if a Member of a Group*
                                                                (a)  / /
                                                                (b)  / /


 3  SEC Use Only


 4  Source of Funds*              WC


 5  Check Box if Disclosure of Legal Proceedings is Required         / /


 6  Citizenship or Place of Organization

    Delaware


                   7  Sole Voting Power
      Number of         631,175 shares                              5.4%
       Shares
    Beneficially
      Owned By     8  Shared Voting Power
        Each            299,725 shares                              2.6%
       Reporting
       Person
        With       9  Sole Dispositive Power
                        631,175 shares                              5.4%


                  10  Shared Dispositive Power
                        299,725 shares                              2.6%


11  Aggregate Amount Beneficially Owned By Each Reporting Person
      930,900 shares


12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                                  / /


13  Percent Of Class Represented By Amount In Row (11)
                                                                    7.9%


14  Type Of Reporting Person*
                                      PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

CUSIP No. 89787107

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    21st Century Communications T-E Partners, L.P.


 2  Check the Appropriate Box if a Member of a Group*            (a) / /
                                                                 (b) / /


 3  SEC Use Only


 4  Source of Funds*              WC


 5  Check Box if Disclosure of Legal Proceedings is Required         / /


 6  Citizenship or Place of Organization
    Delaware


                   7 Sole Voting Power
      Number of       214,750 shares                                1.8%
       Shares
    Beneficially
      Owned By     8 Shared Voting Power
        Each          716,150 shares                                6.1%
      Reporting
       Person
        With       9 Sole Dispositive Power
                      214,750 shares                                1.8%


                  10 Shared Dispositive Power
                      716,150 shares                                6.1%


11  Aggregate Amount Beneficially Owned By Each Reporting Person
      930,900 shares


12  Check Box if the Aggregate Amount in Row (11) excludes
    Certain Shares*                                                  / /


13  Percent of Class Represented by Amount in Row (11)              7.9%


14  Type of Reporting Person*
                                      PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

CUSIP No. 89787107

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    21st Century Communications Foreign Partners, L.P.


 2  Check the Appropriate Box if a Member of a Group*            (a) / /
                                                                 (b) / /


 3  SEC Use Only


 4  Source of Funds*              WC


 5  Check Box if Disclosure of Legal Proceedings is Required         / /


 6  Citizenship or Place of Organization
    Delaware


                   7 Sole Voting Power
      Number of       84,975 shares                                 0.7%
       Shares
    Beneficially
      Owned By     8 Shared Voting Power
        Each          845,925 shares                                7.2%
      Reporting
       Person
        With       9 Sole Dispositive Power
                      84,975 shares                                 0.7%


                  10 Shared Dispositive Power
                      845,925 shares                                7.2%


11  Aggregate Amount Beneficially Owned By Each Reporting Person
      930,900 shares


12  Check Box if the Aggregate Amount in Row (11) excludes
    Certain Shares*                                                  / /


13  Percent of Class Represented by Amount in Row (11)              7.9%


14  Type of Reporting Person*
                                      PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

CUSIP No. 89787107

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Michael J. Marocco


 2  Check the Appropriate Box if a Member of a Group*            (a) / /
                                                                 (b) / /


 3  SEC Use Only


 4  Source of Funds*              OO


 5  Check Box if Disclosure of Legal Proceedings is Required         / /

 6  Citizenship or Place of Organization                       United States


                   7 Sole Voting Power
      Number of       0 shares                                        0%
       Shares
    Beneficially
      Owned By     8 Shared Voting Power
        Each          930,900 shares                                7.9%
      Reporting
       Person
        With       9 Sole Depositive Power
                      0 shares                                        0%


                  10 Shared Dispositive Power
                      930,900 shares                                7.9%


11  Aggregate Amount Beneficially Owned By Each Reporting Person
      930,900 shares


12  Check Box if the Aggregate Amount in Row (11) excludes
    Certain Shares*                                                  / /


13  Percent of Class Represented by Amount in Row (11)              7.9%


14  Type of Reporting Person*
                                      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

CUSIP No. 89787107

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Barry Lewis


 2  Check the Appropriate Box if a Member of a Group*            (a) / /
                                                                 (b) / /


 3  SEC Use Only


 4  Source of Funds*              OO


 5  Check Box if Disclosure of Legal Proceedings is Required         / /


 6  Citizenship or Place of Organization                        United States


                   7 Sole Voting Power
                      0 shares                                        0%
     Number of
       Shares
    Beneficially   8 Shared Voting Power
      Owned By        930,900 shares                                7.9%
         Each
      Reporting
       Person
        With       9 Sole Dispositive Power
                      0 shares                                        0%


                  10 Shared Dispositive Power
                      930,900 shares                                7.9%


11  Aggregate Amount Beneficially Owned By Each Reporting Person
      930,900 shares


12  Check Box if the Aggregate Amount in Row (11) excludes
    Certain Shares*                                                  / /


13  Percent of Class Represented by Amount in Row (11)              7.9%

14  Type of Reporting Person*
                                      IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D


CUSIP No. 89787107

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    John Kornreich


 2  Check the Appropriate Box if a Member of a Group*            (a) / /
                                                                 (b) / /


 3  SEC Use Only


 4  Source of Funds*              OO


 5  Check Box if Disclosure of Legal Proceedings is Required         / /


 6  Citizenship or Place of Organization                       United States


                   7 Sole Voting Power
                      0 shares                                        0%
     Number of
       Shares
    Beneficially   8 Shared Voting Power
      Owned By        930,900 shares                                7.9%
        Each
      Reporting
       Person
        With       9 Sole Dispositive Power
                       0 shares                                       0%


                  10 Shared Dispositive Power
                      930,900 shares                                7.9%


11  Aggregate Amount Beneficially Owned By Each Reporting Person
      930,900 shares


12  Check Box if the Aggregate Amount in Row (11) excludes
    Certain Shares*                                                  / /


13  Percent of Class Represented by Amount in Row (11)              7.9%


14  Type of Reporting Person*
                                      IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

CUSIP No. 89787107

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Harvey Sandler


 2  Check the Appropriate Box if a Member of a Group*            (a) / /
                                                                 (b) / /


 3  SEC Use Only


 4  Source of Funds*              OO


 5  Check Box if Disclosure of Legal Proceedings is Required         / /


 6  Citizenship or Place of Organization                       United States


                   7 Sole Voting Power
      Number of       0 shares                                        0%
       Shares
    Beneficially
      Owned By     8 Shared Voting Power
        Each          930,900 shares                                7.9%
      Reporting
       Person
        With       9 Sole Dispositive Power
                      0 shares                                        0%


                  10 Shared Dispositive Power
                      930,900 shares                                7.9%


11  Aggregate Amount Beneficially Owned By Each Reporting Person
      930,900 shares

12  Check Box if the Aggregate Amount in Row (11) excludes
    Certain Shares*                                                  / /


13  Percent of Class Represented by Amount in Row (11)              7.9%


14  Type of Reporting Person*
                                      IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D


CUSIP No. 89787107

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Andrew Sandler

 2  Check the Appropriate Box if a Member of a Group*            (a) / /
                                                                 (b) / /


 3  SEC Use Only


 4  Source of Funds*              OO


 5  Check Box if Disclosure of Legal Proceedings is Required         / /


 6  Citizenship or Place of Organization                       United States


                   7 Sole Voting Power
      Number of       0 shares                                        0%
       Shares
    Beneficially
      Owned By     8 Shared Voting Power
        Each          930,900 shares                                7.9%
      Reporting
       Person
        With       9 Sole Dispositive Power
                      0 shares                                        0%


                  10 Shared Dispositive Power
                      930,900 shares                                7.9%


11  Aggregate Amount Beneficially Owned By Each Reporting Person
      930,900 shares


12  Check Box if the Aggregate Amount in Row (11) excludes
    Certain Shares*                                                  / /


13  Percent of Class Represented by Amount in Row (11)              7.9%


14  Type of Reporting Person*
                                      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

CUSIP No. 89787107

 1  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Barry Rubenstein


 2  Check the Appropriate Box if a Member of a Group*            (a) / /
                                                                 (b) / /


 3  SEC Use Only


 4  Source of Funds*              WC, OO


 5  Check Box if Disclosure of Legal Proceedings is Required         / /


 6  Citizenship or Place of Organization                      United States

                   7 Sole Voting Power
      Number of       0 shares                                        0%
       Shares
    Beneficially
      Owned By     8 Shared Voting Power
        Each          1,265,000 shares                             10.7%
      Reporting
       Person
        With       9 Sole Dispositive Power
                      0 shares                                        0%


                  10 Shared Dispositive Power
                      1,265,000 shares                             10.7%


11  Aggregate Amount Beneficially Owned By Each Reporting Person
      1,265,000 shares


12  Check Box if the Aggregate Amount in Row (11) excludes
    Certain Shares*                                                  / /


13  Percent of Class Represented by Amount in Row (11)             10.7%


14  Type of Reporting Person*
                                      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    13D
CUSIP No. 89787107

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                      Barry Fingerhut

 2   Check the Appropriate Box if a Member of a Group*         (a) /  /

                                                               (b) /  /

 3   SEC Use Only

 4   Source of Funds*           WC, OO

 5   Check Box if Disclosure of Legal Proceedings is Required      /  /

 6   Citizenship or Place of Organization                 United States

                      7   Sole Voting Power
      Number of               0 shares                            0%
       Shares
    Beneficially      8   Shared Voting Power
      Owned By              1,265,000 shares                   10.7%
        Each
      Reporting       9   Sole Dispositive Power
       Person                 0 shares                            0%
        With
                      10  Shared Dispositive Power
                             1,265,000 shares                  10.7%


11   Aggregate Amount Beneficially Owned By Each Reporting Person
       1,265,000 shares

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* /  /

13   Percent of Class Represented by Amount in Row (11)                    10.7%

14   Type of Reporting Person*        IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        13D

CUSIP No.89787107

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                          Irwin Lieber

 2   Check the Appropriate Box if a Member of a Group*          (a) /  /

                                                                (b) /  /

 3   SEC Use Only

 4   Source of Funds*   WC, OO

 5   Check Box if Disclosure of Legal Proceedings is Required       /  /

 6   Citizenship or Place of Organization
      United States

                      7  Sole Voting Power
      Number of             0 shares                                0%
       Shares
    Beneficially      8  Shared Voting Power
      Owned By             1,265,000 shares                      10.7%
        Each
      Reporting       9  Sole Dispositive Power
       Person                0 shares                               0%
        With
                      10 Shared Dispositive Power
                           1,265,000 shares                      10.7%

11   Aggregate Amount Beneficially Owned By Each Reporting Person
       1,265,000 shares

12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* /  /

13   Percent of Class Represented by Amount in Row (11)                    10.7%

14   Type of Reporting Person*                                              IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This statement, dated June 9, 1995, constitutes Amendment No. 1 to the
Schedule 13D, dated June 9, 1995, regarding the reporting persons' ownership of certain securities of Truevision, Inc. (f/k/a RasterOps, Inc.) (the "Issuer").

        The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

        This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. The entire text of the Schedule is restated herein, in accordance with Rule 13d-2(c).


ITEM 1.      Security and Issuer.

             (a) Common Stock, par value $.001 per share ("Common Stock") (CUSIP No. 89787107)

                           Truevision, Inc.
                           2500 Walsh Avenue
                           Santa Clara, California 95051


ITEM 2.      Identity and Background

         1.  (a)    21st Century Communications Partners, L.P., a limited
partnership organized under the laws of the State of Delaware ("21st Century").

             (b)    Address:
                                    767 Fifth Avenue, 45th Floor
                                    New York, New York  10153

             (c)    Principal Occupation:  Investments.

             (d)    No.

             (e)    No.

        Sandler Investment Partners, L.P. ("SIP") and InfoMedia Associates, Ltd. ("InfoMedia") are the general partners of 21st Century. The limited partners of 21st Century include certain other investors.

         2.  (a)    21st Century Communications T-E Partners, L.P., a limited
partnership organized under the laws of the State of Delaware ("T-E").


             (b)    Address:
                               767 Fifth Avenue, 45th Floor
                               New York, New York 10153

             (c)    Principal Occupation:  Investments.

             (d)    No.

             (e)    No.

        SIP and InfoMedia are the general partners of T-E. The limited partners of T-E include certain other investors.

         3.  (a)    21st Century Communications Foreign Partners, L.P., a
limited partnership organized under the laws of the State of Delaware
("Foreign").

             (b)    Address:
                                767 Fifth Avenue, 45th Floor
                                New York, New York 10153

             (c)    Principal Occupation:  Investments.

             (d)    No.

             (e)    No.

        SIP, 21st Century Management and InfoMedia are the general partners of Foreign. The limited partners of Foreign include certain other investors.

         4.  (a)    Michael J. Marocco, director, officer and sole shareholder of MJM Media Corp.

             (b)    Address:
                                  767 Fifth Avenue, 45th Floor
                                  New York, New York 10153

             (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

             (d)    No.

             (e)    No.

             (f)    Citizenship:  United States.

        MJM Media is a general partner of Sandler Capital Management ("SCM"), which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.


        5.   (a)    Barry Lewis, director and majority shareholder of EMEBE
Corp.

             (b)    Address:
                                 767 Fifth Avenue, 45th Floor
                                 New York, New York 10153

             (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

             (d)    No.

             (e)    No.

             (f)    Citizenship:  United States.

        EMEBE Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

         6.  (a)    John Kornreich, director and majority shareholder of Four
JK Corp.

             (b)    Address:
                                767 Fifth Avenue, 45th Floor
                                New York, New York 10153

             (c) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

             (d)    No.

             (e)    No.

             (f)    Citizenship:  United States.

        Four JK Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

         7.  (a)    Harvey Sandler, sole shareholder of ARH Corp.

             (b)    Address:
                                767 Fifth Avenue, 45th Floor
                                New York, New York 10153

             (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

             (d)    No.


             (e)    No.

             (f)    Citizenship:  United States.

         ARH Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

         8.  (a)    Andrew Sandler, a manager and majority member of ALSI, LLC.

             (b)    Address:
                                 767 Fifth Avenue, 45th Floor
                                 New York, New York 10153

             (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

             (d)    No.

             (e)    No.

             (f)    Citizenship:  United States.

         ALSI, LLC is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

         9.  (a)    Barry Rubenstein, a shareholder, President and director of
InfoMedia, and a general partner of Applewood Associates, L.P. ("Applewood"), and an officer and director of Applewood Capital Corp. ("AC Corp."), a general partner of Applewood.

             (b)    Address:
                               68 Wheatley Road
                               Brookville, New York 11545

             (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

             (d)    No.

             (e)    No.

             (f)    United States.

         InfoMedia is a general partner of 21st Century, T-E and Foreign.

         10. (a)    Barry Fingerhut, a shareholder, Executive Vice President
and director of InfoMedia, and a general partner of Applewood, and an officer and director of AC Corp., a general partner of Applewood.


             (b)    Address:
                                 767 Fifth Avenue
                                 New York, New York 10153

             (c)    Principal Occupation:  Investment adviser.

             (d)    No.

             (e)    No.

             (f)    United States.

         InfoMedia is a general partner of 21st Century, T-E and Foreign.

         11. (a)    Irwin Lieber, a shareholder, Secretary and Treasurer and a director of InfoMedia, and a general partner of Applewood, and an officer and director of AC Corp., a general partner of Applewood.

             (b)    Address:
                                 767 Fifth Avenue
                                 New York, New York 10153

             (c)    Principal Occupation:  Investment adviser.

             (d)    No.

             (e)    No.

             (f)    United States.

         InfoMedia is a general partner of 21st Century, T-E and Foreign.


ITEM 3.      Source and Amount of Funds or Other Consideration.

             The Company entered into Unit Purchase Agreements (the "Purchase Agreements") dated June 9, 1995 with each of 21st Century, T-E, Foreign and Applewood. Under the Purchase Agreements, 21st Century, T-E, Foreign and Applewood purchased 126,235, 42,950, 16,995 and 66,820 units (the "Units"), respectively, each Unit consisting of four (4) shares of Common Stock and one
(1) warrant ("Warrant") to purchase one (1) share of Common Stock, for a purchase price of $17.725 per Unit. The total costs of the Units purchased by 21st Century, T-E, Foreign and Applewood were $2,237,520, $761,290, $301,240 and $1,184,380 respectively. The source of funds was the general working capital of 21st Century, T-E, Foreign and Applewood.


ITEM 4.      Purpose of Transaction.


             The Reporting Persons acquired their shares for the purposes of investment.

             The Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of item 4 of Schedule 13D.


ITEM 5.      Interests in Securities of the Issuer.

             (a) The following list sets forth the aggregate number and percentage (based on 11,580,590 shares of Common Stock outstanding as reported in the Issuer's private placement memorandum dated June 9, 1995 of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of June 9, 1995:

                                        Shares of          Percentage of Shares
                                       Common Stock           of Common Stock
Name                                 Beneficially Owned(1)   Beneficially Owned
----                                 ------------------    ---------------------

21st Century Communications               930,900(2)                7.9%
Partners, L.P.
21st Century Communications T-E           930,900(3)                7.9%
Partners, L.P.
21st Century Communications Foreign       930,900(4)                7.9%
Partners, L.P.
Michael J. Marocco                        930,900(6)                7.9%
Barry Lewis                               930,900(6)                7.9%
John Kornreich                            930,900(6)                7.9%
Harvey Sandler                            930,900(6)                7.9%
Andrew Sandler                            930,900(6)                7.9%
Barry Rubenstein                        1,265,000(5),(6)           10.7%
Irwin Lieber                            1,265,000(5),(6)           10.7%
Barry Fingerhut                         1,265,000(5),(6)           10.7%


             (b) By virtue of being the sole shareholder, officer and director of MJM Media Corp., Michael J. Marocco may be deemed to have shared power to vote and to dispose of

____________________

(1) Includes shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

(2) Includes 504,940 shares of Common Stock and 126,235 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants. 21st Century disclaims beneficial ownership of 171,800 shares of Common

      Stock and 42,950 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants owned by T-E and 67,980 shares of Common Stock and 16,995 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants owned by Foreign.

(3) Includes 171,800 shares of Common Stock and 42,950 shares of Common Stock issuable upon exercise of Common Stock issuable upon exercise of Common Stock Purchase Warrants. T-E disclaims beneficial ownership of 504,940 shares of Common Stock and 126,235 shares of Common Stock issuable upon exercise of Common Stock issuable upon exercise of Common Stock Purchase Warrants owned by 21st Century and 67,980 shares of Common Stock and 16,995 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants owned by Foreign.

(4) Includes 67,980 shares of Common Stock and 16,995 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants. Foreign disclaims beneficial ownership of 504,940 shares of Common Stock and 126,235 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants owned by 21st Century and 171,800 shares of Common Stock and 42,950 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants owned by T-E.

(5) Includes 267,280 shares of Common Stock and 66,280 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants owned by Applewood.

(6) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

930,900 shares of Common Stock, representing approximately 7.9% of the outstanding Common Stock.

             By virtue of being the majority shareholder and director of EMEBE Corp., Barry Lewis may be deemed to have shared power to vote and to dispose of 930,900 shares of Common Stock, representing approximately 7.9% of the outstanding Common Stock.

             By virtue of being the majority shareholder and director of Four JK Corp., John Kornreich may be deemed to have shared power to vote and to dispose of 930,900 shares of Common Stock, representing approximately 7.9% of the outstanding Common Stock.

             By virtue of being the sole shareholder of ARH Corp., Harvey Sandler may be deemed to have shared power to vote and to dispose of 930,900 shares of Common Stock, representing approximately 7.9% of the outstanding Common Stock.

             By virtue of being a manager and majority member of ALSI, LLC, Andrew Sandler may be deemed to have shared power to vote and to dispose of

930,900 shares of Common Stock, representing approximately 7.9% of the outstanding Common Stock.

             By virtue of being a shareholder, officer and director of InfoMedia, and a general partner of Applewood, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 1,265,000 shares of Common Stock, representing approximately 10.7% of the outstanding Common Stock.*

             By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Irwin Lieber may be deemed to have shared power to vote and to dispose of 1,265,000 shares of Common Stock, representing approximately 10.7% of the outstanding Common Stock.*

             By virtue of being a shareholder, officer and director of InfoMedia and a general partner of Applewood, Barry Fingerhut may be deemed to have shared power to vote and to dispose of 1,265,000 shares of Common Stock, representing approximately 10.7% of the outstanding Common Stock.*

             (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from June 9, 1995 through August 8, 1995, inclusive:

______________________

* By virtue of the purchase by Applewood of 40,000 shares of Common Stock on January 18, 1996 and 10,000 shares of Common Stock on January 19, 1996, Barry Rubenstein, Irwin Lieber and Barry Fingerhut may each be deemed to have shared power to vote and to dispose of 1,315,000 shares of Common Stock as of January 19, 1996.

                               Purchase or    Number of Units       Purchase or
Name of Shareholder             Sale Date    Purchased or (Sold)    Sale Price
-------------------            -----------   -------------------    -----------

21st Century Communications       6/9/95           126,235            $17.725
Partners, L.P.

21st Century Communications       6/9/95            42,950            $17.725
T-E Partners, L.P.

21st Century Communications       6/9/95            16,195            $17.725
Foreign Partners, L.P.


             In addition, Applewood purchased 66,820 Units on June 9, 1995 for a purchase price of $17.725 per Unit.

             (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

             (e) Not Applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             In December, 1995, the Company filed a registration statement pursuant to the terms of the Unit Purchase Agreements. 21st Century, T-E, and Foreign registered all of their Common Stock, and Applewood registered a portion of its Common Stock, in a public offering by the Issuer.


ITEM 7.      Material to be filed as Exhibits.

             Exhibit 7.01 Joint Filing Agreement.

                                  Signature

             After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: September 30, 1996

                             21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                             By: Sandler Investment Partners, L.P.,
                                  general partner
                             By: Sandler Capital Management, general partner
                             By:   MJM Media Corp., general partner


                             By: /s/ Michael J. Marocco
                                 _______________________________


                             21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                             By: Sandler Investment Partners, L.P.,
                                  general partner
                             By: Sandler Capital Management, general partner
                             By: MJM Media Corp., general partner


                             By: /s/ Michael J. Marocco
                                 __________________________________


                             21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                             By: Sandler Investment Partners, L.P.,
                                  general partner
                             By: Sandler Capital Management, general partner
                             By: MJM Media Corp., general partner


                             By: /s/ Michael J. Marocco
                                 ___________________________________

                             /s/ Michael J. Marocco
                             _________________________________________
                                Michael J. Marocco, Individually


                             /s/ Barry Lewis
                             _________________________________________
                                Barry Lewis, Individually


                             /s/ John Kornreich
                             _________________________________________
                                John Kornreich, Individually


                             /s/ Harvey Sandler
                             __________________________________________
                                Harvey Sandler, Individually


                             /s/ Andrew Sandler
                             __________________________________________
                                Andrew Sandler, Individually


                             /s/ Barry Rubenstein
                             __________________________________________
                                Barry Rubenstein, Individually


                             /s/ Irwin Lieber
                             __________________________________________
                                Irwin Lieber, Individually


                             /s/ Barry Fingerhut
                             __________________________________________
                                Barry Fingerhut, Individually



ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).